Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 001-14768

Investor Meetings MARCH 10-14, 2011

This presentation contains statements concerning NU’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts.  These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  In some cases, a listener or reader can identify these forward-looking statements through the use of words or phrases such as “estimate”, “expect”, “anticipate”, “intend”, “plan”, “project”, “believe”,
“forecast”, “should”, “could”, and other similar expressions.  Forward-looking statements are based on the current expectations, estimates, assumptions or projections of management and are not guarantees of future performance.  These expectations, estimates, assumptions or projections may vary materially from actual results.  Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors that could cause our actual results to differ materially from those contained in our forward-
looking statements, including, but not limited to, actions or inaction of local, state and federal regulatory and taxing bodies; changes in business and economic conditions, including their impact on interest rates, bad debt expense and demand for our products and services;
changes in weather patterns; changes in laws, regulations or regulatory policy; changes in levels and timing of capital expenditures;
disruptions in the capital markets or other events that make our access to necessary capital more difficult or costly; developments in legal or public policy doctrines; technological developments; changes in accounting standards and financial reporting regulations; fluctuations in the value of our remaining competitive contracts; actions of rating agencies; the effects and outcome of our pending merger with NSTAR; and
other presently unknown or unforeseen factors. Other risk factors are detailed from time to time in our reports to the Securities and Exchange
Commission (SEC).  Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update the information contained in any forward-looking statements to reflect developments or circumstances occurring after the statement is made or to reflect the occurrence of unanticipated events.
This presentation references actual and projected EPS by business.  EPS by business is a non-GAAP (not determined using generally accepted accounting principles) measure that is calculated by dividing the net income or loss attributable to controlling interests of each business by the weighted average diluted NU parent common shares outstanding for the period. Management uses this non-GAAP financial measure to evaluate earnings results and to provide details of earnings results and guidance by business.  This presentation also includes non-GAAP financial measures referencing our 2010 earnings and EPS excluding expenses related to the proposed merger and certain non-
recurring benefits from the settlement of tax issues.  In addition, our 2011 earnings guidance excludes certain non-recurring charges related to merger costs we expect to incur during 2011, which is a non-GAAP financial measure.  Management believes that these non-GAAP financial measurements are useful to investors to evaluate the actual and projected financial performance and contribution of NU’s businesses.  Non-
GAAP financial measures should not be considered as alternatives to NU consolidated net income attributable to controlling interests or EPS determined in accordance with GAAP as indicators of NU’s operating performance.
Safe Harbor Provisions

Information Concerning Forward-Looking Statements
In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private
Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.
Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast
Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts.  Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations.
Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-
related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4
(Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Forward-looking statements included in this document speak only as of the date of this document.  Neither
NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
Additional Information and Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a
Registration Statement on Form S-4 (Registration No. 333-170754)  that includes a joint proxy statement of Northeast Utilities and
NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the
SEC, because they contain important information.  You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Northeast
Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading "Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”
Please refer to our reports to the SEC for further details concerning the matters described in this presentation.
Safe Harbor Provisions

4 Topics for Today • Merger status • NU - 2010 results and stand-alone 2011 outlook • NU - Transmission segment • NU - Electric distribution/generation segment • NSTAR – Company update

A Compelling Combination – Creates Largest Utility
Company in New England
Significant transmission investment
opportunities combined with balance sheet
strength provides for substantial growth
potential
Larger, more diverse and better positioned
to support economic growth and
renewables in New England
Accretive to earnings in Year 1 and
provides enhanced total shareholder return
proposition
Enhances service quality capabilities to the
largest customer base in New England
Highly experienced and complementary
leadership team with proven track record
NSTAR Electric Service Area
NSTAR Gas Service Area
Northeast Utilities Electric Service Area
Northeast Utilities Gas Service Area
ME
NY
VT
NH
M A
RI
Combined Service Territory

Key Merger Terms
Expected to close in the second half of 2011 Timing / Approvals:
Headquarters: Dual – Hartford and Boston
Company Name:
Northeast Utilities
Consideration:
100% stock
Exchange Ratio:
1.312 shares of Northeast Utilities per NSTAR share
Pro Forma Ownership: 56% Northeast Utilities shareholders
44% NSTAR shareholders
Pro Forma Dividend: At close, dividend increase for Northeast Utilities shareholders
Dividend parity for NSTAR shareholders
Governance:
Chuck Shivery to be non-executive Chairman
Tom May to be President and CEO
14 Board members
7 nominated by Northeast Utilities including Chuck Shivery
7 nominated by NSTAR including Tom May
Balanced Terms and Governance

NU-NSTAR Merger Status
• NU and NSTAR shareholders approved the merger by needed two-thirds votes on March 4
• Hart-Scott-Rodino waiting period expired in February without objection
• FCC review complete without objection
• FERC, NRC reviews pending
• MA DPU discovery under way, ruling expected soon on standard of review
• CT DPUC initially disclaimed jurisdiction.  Now awaiting informational session and final decision

$27.1
$47.5
$12.3
$41.4
$70.0
$21.0
$16.7
$74.0
$32.7
$10.1
$69.3
$94.1
$0.0
$10.0
$20.0
$30.0
$40.0
$50.0
$60.0
$70.0
$80.0
$90.0
$100.0
CL&P PSNH WMECO Yankee Gas
2008 2009 2010
Improving Earnings in Distribution/Generation
Businesses

2010 Results and Standalone 2011 Guidance
2009
Actual
2010
Actual
2011
Guidance
NU Consolidated EPS
(GAAP)
$1.91 $2.19 $2.10 - $2.25
Distribution/Generation $0.92 $1.16 $1.25 - $1.35
Transmission $0.95 $1.00 $1.05 – $1.10
Competitive $0.09 $0.05 N/A
NU Parent/Other ($0.05) ($0.05)* ($0.05)**
NU Consolidated EPS
(Non-GAAP)
$1.91 $2.16 $2.25 – $2.40
* Excludes a $0.09/share fourth quarter non-recurring tax gain at NU Parent and approximately $0.06 of NU-NSTAR merger related expenses that were recorded in the fourth quarter.
**Excludes $0.15/share of expected NU-NSTAR merger-related costs.  Includes competitive results.

Final Resolution of All Three Electric Rate Cases
• Five-year settlement
approved by NHPUC on
6/28/2010
• $45.5 million increase on
7/1/10 in addition to
8/1/09 temporary increase
of $25.6 million
• $2.9 million decrease on
7/1/11
• 2012 & 2013 projected
increases of $9.5 million &
$11.1 million
• Authorized ROE remains
9.67% (2010 distribution/
generation ROE was
10.2%)
• Recovery of ice storm
costs over 7 years
• Final decision 6/30/2010
• $63.4 million increase
effective 7/1/10
• $38.5 million increase
effective 7/1/11
• Authorized 9.4% ROE at
6/30/10 (2010 ROE was
7.9%)
• 49.2% equity in capital
structure
• Deferring initial increase
until 1/1/11
• Ruling on health care issue
deferred to next rate case
• Capex plan approved
PSNH CL&P
• Final decision 1/31/11
• $16.8 million increase
effective 2/1/11
• Authorized 9.6% ROE (2010
ROE was 4.6%)
• Decoupling approved
• Capital investment recovery
mechanism rejected
• $2.1 million write-off taken in
fourth quarter 2010
WMECO

Southwest Connecticut
Reliability:
Projects Complete
1
Connecticut Borders (MA, RI):
NEEWS Projects Under Way
2
Transmission Business Strategy:  Major Initiatives
Expanding Across Wider New England Geography
NPT
HVDC
3
Northern Pass Transmission
(NPT) Line between Quebec and
New Hampshire
Renewables & Clean Energy
(ME/NH/VT)
:
Projects in Development/
High Wind potential areas
4
Potential Wind Sites
´

NEEWS Projects Advance
Current Status Report
Greater Springfield Reliability Project
• Received siting approval in CT and MA
• Development and Management Plans approved
by CT Siting Council
• Substation construction commenced in MA in Dec.
2010
• Commenced overhead construction in MA in
February 2011
• Commence overhead construction in CT in early
2012
• Project in-service: late 2013
Interstate Reliability Project
•
Joint project with National Grid (NU in CT; NGrid
in MA & RI)
• ISO-NE confirmed need date in August 2010
• File siting application in CT in late 2011
• Siting decision in CT in mid/late 2013
• Commence construction: late 2013/early 2014
• Project in-service: late 2015
SPRINGFIELD
HARTFORD
345-kV Substation
Generation Station
345-kV ROW
115-kV ROW
Central Connecticut
Reliability Project
Interstate
Reliability Project
Greater Springfield
Reliability Project
Central Connecticut Reliability Project
• Awaiting completion of ISO-NE’s reassessment of need and need date
• Project milestones estimated 12 months behind IRP

Northern Pass Transmission – a $1.1 Billion Capital
Investment
´
• To be owned by Northern Pass Transmission
LLC - NU (75%) and NSTAR (25%)
• 1,200 MW transfer capability
• Northern terminus at Des Cantons (Québec),
southern terminus in Franklin (New
Hampshire)
• Québec terminal will convert the power
from AC to DC (rectifier)
• US terminal will convert the power from
DC to AC (inverter)
• 345kV AC leg from Franklin to Deerfield, NH
• Capital cost estimate for US segment:  $1.1
billion
• TSA signed in October 2010 and accepted by
FERC on February 11, 2011
• Permitting process began October 14, 2010
with U.S. DOE application
• PPAs under discussion
Des Cantons
HVDC Line
HVDC Converter
Station
345-kV Line
Existing Deerfield
Substation
Deerfield
Franklin

Q4 2011 Begin long lead time material procurement
$ 1.1 Billion Project cost  - (U.S. side)
Late 2015 In-Service Date
Q1 2013 Complete siting approvals
2013 Begin Construction
Q4 2011 New Hampshire Siting (SEC) application filed
Oct 2010
DOE Presidential Permit application filed
Oct 2010 Transmission Service Agreement (TSA) signed
Q1 2011 Execute Term Sheets for EPC
Feb 2011 FERC accepts TSA
Dec 2010
TSA FERC filing
Oct 2010 ISO Technical Approval application filed
May 2009 FERC declaratory order received
Dec 2008                Initial FERC filing for declaratory order
Milestone Date
Milestone
Northern Pass Transmission -
Project Milestones as of 3/1/11

In Millions
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Northeast Utilities

NEEWS projects
ramping up
2001-2015 Transmission Capital Expenditures
$0
$100
$200
$300
$400
$500
$600
$700
$800
Base Reliability Major Southwest CT NEEWS Northern Pass
Historic Forecast
$2.9 Billion $2.8 Billion
NU’s share of
NEEWS project
estimated at
$1.449 billion
$845 million of
additional forecasted
projects
$261 Million
Northern Pass
HVDC Line to
Canada
US portion
estimated at $1.1
billion with $830
million NU
ownership share
Successful
completion of
SWCT projects
SWCT projects
total $1.6 billion

NU Actual and Projected Transmission Year-End
Rate Base
$2,099
$2,178
$2,234
$2,394
$2,552
$315
$341
$360
$406
$406
$505
$183
$269
$459
$650
$730
$803
$2,149
$2,114
$540
$834
$830
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
$4,500
$5,000
2009
Actual
2010
Actual
2011 2012 2013 2014 2015
CL&P PSNH WMECO Northern Pass
Transmission
Rate Base
CAGR of 10.5%
$
2,597
$
2,759
$3,234
$3,370
$
3,733
$
4,725
*100% CWIP assumed for NEEWS projects
$
2,933
**NU share of this project is depicted as traditional rate base which accrues AFUDC during construction
**
*
*

Vast majority of potential onshore renewables (wind) are in northern NE
North-South Interface: 80% of NE electric load is below this line

Northeast Utilities

Efforts Under Way to Bring Northern New England Wind
Generation to Market
• New England RPS requirements are
21% by 2020, and existing resources
provide only 6%
• Complement current ISO-NE regional
planning and potential FERC changes
• Create efficiencies by optimizing
multiple wind sites and required
transmission
• Get clean renewable energy to New
England’s load sites
• Utilize a “beneficiary-pay” model that
provides transparency for customers
and regulators
NU, NSTAR, National Grid, and United Illuminating working
collectively on this model

$305
$337
$320
$317
$329
$336
$83
$133
$84
$113
$117
$127
$132
$132
$10
$22
$9
$5
$5
$5
$33
$36
$39
$39
$40
$177
$112
$52
$52
$29
$1
$40
$29
$0
$50
$100
$150
$200
$250
$300
$350
$400
$450
$500
$550
$600
$650
$700
$750
2010
Actual
2011 2012 2013 2014 2015
PSNH - Generation  ($274M total)
WMECO - Distribution ($194M total)
WMECO - Generation ($46M total)
PSNH - Distribution ($621M total)
CL&P - AMI/Smart Grid ($217M total)*
CL&P - Distribution ($1,639M total)
Electric Distribution and Generation Capital
Expenditures – By Company
2011-2015 Projected Electric Distribution and Generation Spending
$3 Billion
$609
$675
$618
$541
$537
$620
*Total AMI-related capex through 2016 expected to be approximately $300 million
2011 – 2015
Capital Expenditures

NU Generation Strategy
WMECO Solar Initiative
PSNH Generation Business Plan
Installation of 6 MW solar projected by
2012
Estimated cost:  $41 million
Completed 1.8 MW of solar at first site in
Pittsfield, MA in October 2010
4.2 MW site in Springfield, MA on capped
landfill, identified for second project
Constructive regulatory model – fully
tracking, segmented rate base
Five-year strategy preserves existing 1,200
MW New Hampshire fleet
Completes the Merrimack Scrubber
Estimated cost reduced from $457
million to $430 million
$296.5 million capitalized at 12/31/10
Ahead of schedule: 82% complete as
of 2/28/11
Assesses additional growth opportunities
in renewables

Yankee Gas Capital Expenditures
$25
$30
$48
$50
$51
$52
$30
$37
$31
$30
$31
$33
$13
$16
$20
$20
$21
$22
$27
$30
$13
$26
$26
$0
$10
$20
$30
$40
$50
$60
$70
$80
$90
$100
$110
$120
$130
$140
$150
2010
Actual
2011 2012 2013 2014 2015
Aging Infrastructure Basic Business
Peak Load / New Business WWL
Gas supply infrastructure
2011-2015 Projected Yankee Gas Capital Spending
$587 Million
$95
$120
$129
$126
$99
$113
Investing $587 million, leveraging natural
gas as “the fuel of choice”
Distribution system expansion: $30
million for 16-mile Waterbury to
Wallingford Line (WWL)
Gas supply infrastructure
Sales growth opportunities to supply
renewable generation (fuel cells, DG)
Yankee Gas Strategy

The Waterbury-to-Wallingford Pipeline Project
Construction Status as of 11-27-10
No Additional Construction Work Scheduled Until Spring 2011
N
Waterbury
84
Yankee Gas Liquefied Natural Gas Facility Eagle St., Waterbury
Cheshire
Prospect
Route 68/150 intersection
Naugatuck
Chesire Reg. Station
Route 68/Union City Rd. intersection
Wallingford
15
91
Phase 1 Construction - April thru October, 2010
Phase 2A Construction – August thru November, 2010
Pipeline Installed as of November 27, 2010
Phase 2B Construction - planned for 2011
FIVE MILES

Northeast Utilities

• Fills gaps in supply portfolio
• Eliminates system constraint in
Cheshire area
• Increases vaporization capacity of
Waterbury LNG project
• Yankee Gas’ $57.6 million expansion
project began in  April 2010
(Waterbury to Wallingford Line
Project); $26.6 million invested in 2010
• Key elements of current Yankee Gas
rate case
$32.8 million increase effective
7/1/11
$13 million increase effective
7/1/12
Maintain current 10.1% ROE
Waterbury to Wallingford Project to Add
Needed Supply for System Demand

2009-2015:  NU Actual and Projected Capital
Expenditures and Depreciation
$1,036
$1,209
$1,216
$969
$1,407
$1,428
$1,331
$310 $301
$305
$332 $359
$382
$413
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
2009
Actual
2010
Actual
2011 2012 2013 2014 2015
Total Capex (incl. cost of removal and AFUDC)* Depreciation
Significant capital spending through 2015
*Totals include capex at corporate service companies on behalf of operating companies of $53 million in 2009 and $69 million in 2010 and estimated at $32 million in 2011, $28 million in 2012, $35 million in 2013, $34 million in 2014, and $28 million in 2015.

$2,597
$2,933
$3,234
$3,370
$3,733
$4,725
$3,303
$3,670
$3,912
$4,171
$4,516
$4,893
$407
$405
$758
$773
$773
$763
$691
$682
$743
$756
$790
$2,759
$3,488
$426
$847
$969
$0
$2,000
$4,000
$6,000
$8,000
$10,000
$12,000
2009
Actual
2010
Actual
2011E 2012E 2013E 2014E 2015E
Transmission Distribution Generation Yankee Gas
Capital Program Benefits Customers and Produces
Attractive Rate Base Growth
$7,334
$8,660
$7,772
$9,104
Actual and
Projected Total
Rate Base
2009-2015
CAGR of 8.4% (using
2009 as base year)
$6,998
$9,869
Projected Electric
Distribution
CAGR of 6.8%
Projected Transmission
CAGR of 10.5%
$11,350
Projected Generation
CAGR of 11.0%
Projected Natural Gas
Distribution
CAGR of 5.8%

NSTAR Company Update March 10, 2011

NSTAR Safe Harbor
Information Concerning Forward-Looking Statements
In addition to historical information, this presentation may contain a number of “forward-looking statements” as defined in the Private Securities Litigation
Reform Act of 1995.  Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.  Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts.  Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties.  There can be no assurance that actual results will not materially differ from expectations.  Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the Securities and Exchange Commission (SEC) on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Forward-looking statements included in this document speak only as of the date of this document.  Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
Additional Information and Where to Find It
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities.  In connection with the proposed merger between
Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information.  You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com)
under the tab “Investors” and then under the heading "Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Premier Service Territory
•
• Solid, diverse customer base
Solid, diverse customer base
•
• Sales growth better than U.S.
Sales growth better than U.S.
overall
overall
•
• Positive outlook for economy
Positive outlook for economy

Customer Mix Provides Stability
57% Commercial & Industrial
43% Residential
63% Residential
37%  Commercial & Industrial
Electric ($2.5 billion)
Gas ($.5 billion)
•Health Care
•Education
•Biotech
•Government
•Financial

A Long History of Negotiated, Multi-Year Distribution
Rate Agreements
• 25 years of rate agreements – last litigated rate increase in 1986
• Fully reconciling pension & post-retirement mechanism and
recovery of energy supply
• Current electric rate plan through December 31, 2012
•
10.5% ROE with +/- 2% neutral zone
• Plan to pursue a new rate agreement effective in 2013

History of Disciplined Cost Control
2006
$431
2007 2008
Total Operations & Maintenance Expense
$447
$ IN MILLIONS
2009
$454
2010
$431
• Productivity & automation
focus
• Performance driven
culture
• Engaged workforce and
constructive union
relations
• Continuous improvement
philosophy
Key Drivers
$447

…20 Consecutive Years of Operating Earnings Growth $2.37 2007 2008 $2.07 $2.22 2009 2010 $2.56 $2.60 - $2.75 2011 Guidance 30

Consistent, Above Average Dividend Growth …13 Consecutive Years of Increase… $1.30 $1.40 $1.50 2006 2007 $1.60 2008 2009 2010 $1.70 31

Solid Results
For 2010
2009 - EPS
2.37 $
Higher electric sales (+3.3%) and performance-based adjustment
0.21
Gas sales (-2.8%)
(0.02)
Higher transmission revenue
0.07
Lower interest costs
0.09
Increase in operations and maintenance
(0.12)
Decline in mitigation incentive revenues - transition costs
(0.03)
Increase in depreciation, amortization and property taxes
(0.04)
Non-utility operations
(0.01)
Lower common shares outstanding
0.04
0.19
2010 - EPS before one-time items
2.56
Tax settlement
(0.20)
Merger-related costs, net
(0.05)
Gain on sale of discontinued operations
1.04
Reported EPS -2010
$3.35

1996 2010
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
S&P 500
Utility Index
NSTAR
Only Company in Any Industry to
Deliver 14 Consecutive Years of
Positive Total Shareholder Return
Total Shareholder Return Outperforms the Industry

Highest Credit Rating in the Industry
NSTAR A+
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Westar Energy, Inc. Puget Energy, Inc. BBB-
Puget Energy, Inc. BB+
NV Energy, Inc. BB
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Energy Future Holdings Corp. B-
#1 NSTAR A+
*As published by EEI

NSTAR System Has Significant Transmission
Investment Ahead
• Transmission Rate Base is expected to double within 5 years to approximately $1.6 billion
• Growth/reliability spending averages $100 million per year
• Incremental Major Projects
•
Cape Cod Line $120 million (2011-2012)
•
South Boston Circuit $45-$50 million (2014-2015)
•
Mid Cape Line $25-$30 million (2013-2014)
• Northern Pass                  (2012-2015)
$280 million

JD Power Customer Surveys Recognize Our Efforts
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East Region Average